

October 29, 2010

<u>Via U.S. Mail</u>

David W. Miles
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

> **Re:** **Res-Care, Inc.**
> **Amendment No. 2 to Schedule 14D-9**
> **Filed on October 25, 2010**
> **File No. 005-49827**

Dear Mr. Miles:

We have reviewed your filing and have the following comments.

<u>Illustrative Present Value of Future Share Price of the Company, page 13</u>

1. We note the disclosure you have added in response to prior comment 17. Please clarify why Goldman Sachs used a discount rate of 10% as an estimate of the company's cost of equity, and how Goldman Sachs determined that this was reasonable under the circumstances, in terms that are understandable to the average investor. A similar comment applies to the discounted cash flow analysis appearing in the following section.

<u>Illustrative Leveraged Buyout Analysis, page 14</u>

2. Please disclose how estimates regarding the internal rates of equity return achievable by a financial buyer contributed to a fairness determination for ResCare security holders.

David W. Miles
Res-Care, Inc.
October 29, 2010
Page 2

       You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (502) 581-1087</u>
        Alan K. MacDonald, Esq.
        Frost Brown Todd, LLC